EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended May 1, 2015 and May 2, 2014

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	May 1,	May 2,	May 1,	May 2,
	2015	2014	2015	2014
Net Sales	$500,080	$510,861	$946,424	$996,801
Gross Margin	163,651	179,225	309,001	349,960

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	21,632	40,595	46,690	74,538
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(1,822)	(3,691)	(18,561)	(7,556)
Net Earnings Attributable to Esterline	$19,810	$36,904	$28,129	$66,982

Basic

Weighted Average Number of Shares Outstanding	31,005	31,867	31,306	31,733

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.70	$1.28	$1.49	$2.35
Discontinued Operations	(0.06)	(0.12)	(0.59)	(0.24)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.64	$1.16	$0.90	$2.11

Diluted

Weighted Average Number of Shares Outstanding	31,005	31,867	31,306	31,733
Net Shares Assumed to be Issued for Stock Options and RSUs	520	608	533	615
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	31,525	32,475	31,839	32,348

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.69	$1.25	$1.46	$2.30
Discontinued Operations	(0.06)	(0.11)	(0.58)	(0.23)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.63	$1.14	$0.88	$2.07